

May 15, 2023

Ernest Miller
Chief Executive Officer
Verde Clean Fuels, Inc.
600 Travis Street, Suite 5050
Houston, Texas 77002

>   **Re: Verde Clean Fuels, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 8, 2023**
>   **File No. 333-271360**

Dear Ernest Miller:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 1 to Form S-1 filed May 8, 2023

Prospectus Summary, page 13

1.   We note your response to our prior comment number 3, which we reissue in part. Please disclose in the Prospectus Summary that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Anne Peetz, Esq.